Exhibit 99.1

Aphria Completes German Tender Process and Receives Fifth Culitvation License in Germany

Aphria Germany Represents the Only Licensed Producer Permitted to Cultivate All Three Approved Strains of Medical Cannabis in Germany

LEAMINGTON, ON, May 21, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that its German subsidiary Aphria Deutschland GmbH ("Aphria Germany") had been awarded a fifth lot for the cultivation of medical cannabis in Germany as part of the Company's previously awarded license from the German Federal Institute for Drugs and Medical Devices ("BfArM"). The additional lot was provisionally awarded to Aphria Germany in April and was secured following a review by a German court, which affirmed the original decision by the BfArM.

With this decision, Aphria Germany won the maximum output from the German tender process – a total of five lots - and stands as the only licensed producer in Germany with the permission to grow all three strains of medical cannabis approved by the BfArM.

"We are thrilled about our successful conclusion to the German tender process, which has awarded Aphria with the most comprehensive license in the country," said Hendrik Knopp, Managing Director of Aphria Germany. "This award affirms Aphria's leading position in the German medical cannabis market. Construction on our indoor cultivation facility continues to progress rapidly and we look forward to supplying Germany's first domestically-grown medical cannabis in early calendar 2020."

Aphria Germany is building its over 8,000 square meter indoor growing facility in Neumünster and is completing work on a state-of-the-art GMP-certified cannabis vault in Bad Bramstedt for the import of cannabis flowers and oil from Canada, Australia and Denmark. Aphria Germany also holds a 25.1% interest in Berlin-based Schöneberg Hospital, which provides access to both doctors and patients for education on the benefits of medical cannabinoids. The company also recently introduced CannRelief, a CBD-based nutraceutical and cosmetics product line for the German market, produced in the EU and distributed by CC Pharma, a subsidiary of Aphria with access to more than 13,000 pharmacies throughout Germany.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:30e 21-MAY-19